FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated March 10, 2010 (“Turkcell Iletisim Hizmetleri A.S. Full Year 2009 Results”)
99.2	Turkcell Iletisim Hizmetleri A.S. IFRS Selected Financials (US$ Million) and (TRY Million)
99.3	Turkcell Iletisim Hizmetleri A.S. CMB Selected Financials (TRY Million)

EXHIBIT 99.1

Fourth Quarter and Full Year 2009 Results

TURKCELL ILETISIM HIZMETLERI A.S.

FULL YEAR 2009 RESULTS

Maintained Market Position

Challenges Adversely Impacted Financials

Istanbul, Turkey, March 10, 2010 – Turkcell (NYSE:TKC, ISE:TCELL), the leading communications and technology company in Turkey, today announced results for the fourth quarter and year ended December 31, 2009. All financial results in this press release are unaudited and prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in TRY and US$.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Turkcell Iletisim Hizmetleri A.S. Results for the Full Year 2009

Highlights of the Fourth Quarter and Full Year 2009

Full Year 2009

•

Intensifying challenges in the macroeconomic, competitive and regulatory environment negatively impacted the Group’s operational and financial performance in 2009. Group revenue increased by 1.0% to TRY8.9 billion (TRY8.8 billion).

–	Turkcell Turkey grew its revenues by 1.9% to TRY8.0 billion (TRY7.9 billion) with an increasing contribution from mobile data revenue driven by 3G implementation.
–	Turkcell’s Superonline business successfully increased its revenues by 58% to TRY252 million (TRY160 million) and recorded a positive full year EBITDA* for the first time.
–	However, the decrease in the contribution of our consolidated group subsidiaries, Astelit in Ukraine and Inteltek in Turkey, negatively impacted Group revenues.
•

Group EBITDA* came in at TRY3.0 billion (TRY3.3 billion), while the EBITDA margin decreased by 3.5 percentage points to 33.3% (36.8%). This was mainly due to the increase in interconnection costs and legal provisions which impacted Turkcell Turkey.

•

Group net income was TRY1.7 billion (TRY2.3 billion), down by 25.9% due to lower operational profitability, as well as the negative impact of the goodwill impairment charges, fixed asset write-offs, and legal payments and provisions in 2009 which totaled TRY381 million.

•	Turkcell Board of Directors decided to recommend a cash dividend of approximately TRY859 million (approximately $561 million as of March 10) for the approval of the General Assembly.

Fourth Quarter 2009

•

Revenue declined by 3.0% to TRY2.26 billion (TRY2.33 billion), mainly due to a reimbursement based on previously announced regulatory decisions as well as a declining contribution from Group companies.

•

EBITDA* declined by 11.5% to TRY682 million (TRY770 million), while the EBITDA margin decreased by 2.8 percentage points to 30.2% (33.0%) mainly due to the negative impact of increasing interconnection expenses and reimbursement in the fourth quarter, despite a 2.2 percentage point improvement in selling and marketing expenses.

•

Net income decreased by 45.3% to TRY253 million (TRY462 million) mainly due to the negative impact of goodwill impairment charges, fixed asset write-offs, and legal payments and provisions totaling TRY256 million in the fourth quarter of 2009.

*EBITDA is a non-GAAP financial measure. See pages 14-15 for the reconciliation of EBITDA to net cash from operating activities.

• In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the year end 2009 refer to the same item in the year end of 2008 and figures in parentheses following the operational and financial results for the fourth quarter 2009 refer to the same item in the fourth quarter of 2008. For further details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2009 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

**Please note that the Communication and Technologies Authority in Turkey will be named as “the Telecommunications Authority” thereafter.

Fourth Quarter and Full Year 2009 Results

Comments from the CEO, Sureyya Ciliv

In 2009, Turkcell Group recorded revenues of TRY8.9 billion, EBITDA of TRY3.0 billion and net income of TRY1.7 billion. These results represent successful execution versus competition and the impact of challenging environment.

The severe economic contraction in our key markets, competitive and regulatory developments, goodwill impairment charges, fixed asset write-offs and legal provisions related to the Authorities’ decisions had a negative impact on our financial results.

Throughout the year, we responded to market challenges quickly in line with our customers’ expectations. We made further investments into technology and infrastructure, continually strengthening the positioning of Turkcell Group for the future. We believe we have achieved greater differentiation of our brand and value propositions during the year, providing our customers with increased advantages. Consequently, while the market contracted and the profitability declined severely, we have maintained our leadership position in Turkey and defended our operational profitability successfully.

In 2010, we remain very excited about the future potential of our business despite significant challenges. We still believe we have built sustainable competitive advantages as a Group which will allow us to continue to outperform the competition.

I would like to thank all our employees, customers, business partners and shareholders for their continued confidence in and contribution to Turkcell Group during this challenging year.

OVERVIEW OF 2009

The macroeconomic environment in Turkey remained challenging in 2009 with acceleration in GDP contraction. In the first nine months of the year GDP contracted by 8.4%. Additionally, the aggressive unlimited flat rate offers introduced following mobile number portability implementation led to a shift in traffic trends towards off-net calls, putting pressure on profitability across the Turkish market, reducing multiple SIM card usage and resulting in a drop in mobile line penetration to 87% in 2009 from 92% in 2008.

Throughout the year, our competitors focused on increasing customer acquisition while aggressively promoting unlimited flat rate offers. Meanwhile, we remained focused on the retention of high value subscribers and increasing voice and data usage, particularly with respect to mobile internet. We also continued to emphasize our strong value propositions, with initiatives aimed at various subscriber segments. We achieved our highest levels of usage since 2001 and grew our postpaid subscriber base with 1.9 million net additions through effective communication of our offers and strong sales channels.

Prior to launching 3G technology, we promoted smart phones and 3G-enabled handset bundled offers which, in addition to our comprehensive service portfolio, superior coverage, and fastest 3G network in Turkey, created higher than expected demand for our services from day one. High uptake of our USB modems, netbooks, and notebooks, led to a hike in our mobile internet revenues that improved to TRY261.1 million in 2009 from TRY 130.6 million in 2008. In total, our mobile data and services revenues improved by 13% in TRY terms and comprised 16% of our consolidated revenues in 2009, compared to 14% in 2008.

Fourth Quarter and Full Year 2009 Results

In 2009, we maintained our leading position with a 56% share of the subscriber market and sustained our share of traffic and revenue with a focus on value. In an environment where our competitors’ aggressive offers put significant pressure on the profitability in our market, we implemented a cumulative price increase of 12.7%, balancing our top-line targets and customer loyalty throughout the year. Towards the end of 2009, we saw some upward revisions in monthly flat rate package pricing and restrictions on minute incentives in our market.

In 2010, the Telecommunications Authority made an excessive and unforeseen reduction in termination rates and the price cap level. We expect this decision to negatively affect the market and lead to further pressure on revenue and profitability levels for all players. As a result, we are not in a position to reiterate our guidance for 2010 at this stage and will update the market once we have greater visibility regarding the market dynamics in the future.

Going forward, we see mobile internet as an important growth driver in Turkey. We will continue to invest in our network quality and to differentiate ourselves, particularly in the data business. We will keep our value focus, maximizing the customer experience to ensure loyalty while building on our strong brand name.

Overview of the Macroeconomic Environment

	Quarter			Year
	Q408	Q409	y/y % chg	2008	2009	y/y % chg
TRY / $ rate
Closing Rate	1.5123	1.5057	(0.4%)	1.5123	1.5057	(0.4%)
Average Rate	1.4769	1.4863	0.6%	1.2768	1.5495	21.4%
INFLATION
Consumer Price Index	3.0%	4.3%	1.3 pp	10.1%	6.5%	(3.6 pp)
GDP Growth	(6.5%)	n/a	-	0.9%	(8.4%)*	-
UAH/$
Closing Rate	7.70	7.99	3.8%	7.70	7.99	3.8%
Average Rate	6.26	7.99	27.6%	5.28	7.80	47.7%

*As of September 30, 2009

Following declines of 14.7% and 7.9% in the first and second quarters of 2009, GDP contraction slowed down to 3.3% in the third quarter. In the first nine months of the year, GDP contracted by 8.4%. The consumer price index declined by 3.6 percentage points during the year, resulting in an inflation figure of 6.5% for the full year. In the fourth quarter of 2009, the TRY depreciated slightly against the US dollar. For the full year 2009, the TRY depreciated by 21.4% against the US dollar, whilst the Ukrainian Hryvnia devalued by 47.7% against the US dollar.

Financial and Operational Review of the Fourth Quarter and Full Year 2009

The following discussion focuses principally on the developments and trends in our business in the fourth quarter of and full year 2009 in TRY terms. Selected financial information for the fourth quarter of 2008, third quarter of 2009 and full year 2008 is also included at the end of this press release.

Fourth Quarter and Full Year 2009 Results

For your convenience, selected financial information in US dollars and in TRY prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Financial Review

(million TRY)	Quarter			Year
Profit & Loss Statement	Q408	Q409	y/y % chg	2008	2009	y/y % chg
Total Revenue	2,331.6	2,260.6	(3.0%)	8,844.6	8,936.4	1.0%
Direct cost of revenues	(1,179.6)	(1,321.2)	12.0%	(4,333.6)	(4,769.3)	10.1%
Depreciation and amortization	(210.8)	(281.3)	33.4%	(860.1)	(908.7)	5.7%
Administrative expenses	(111.6)	(122.0)	9.3%	(393.8)	(421.2)	7.0%
Selling and marketing expenses	(481.0)	(416.8)	(13.3%)	(1,722.2)	(1,676.2)	(2.7%)
EBITDA	770.2	681.9	(11.5%)	3,255.1	2,978.4	(8.5%)
EBITDA Margin	33.0%	30.2%	(2.8pp)	36.8%	33.3%	(3.5pp)
Net finance income / (expense)	(71.6)	108.4	251.4%	348.6	223.8	(35.8%)
Finance expense	(161.0)	(21.5)	86.6%	(219.5)	(287.1)	30.8%
Finance income	89.4	129.9	45.3%	568.1	510.9	(10.1%)
Share of profit of associates	40.2	39.3	(2.2%)	132.5	118.8	(10.3%)
Income tax expense	(207.9)	(117.0)	(43.7%)	(699.7)	(529.1)	(24.4%)
Net Income	462.3	252.8	(45.3%)	2,297.0	1,701.6	(25.9%)

Impact from impairment charges, write-offs and legal reserves: In accordance with IFRS guidelines, goodwill impairment charges in Belarus, fixed asset write offs related to operations in Belarus and Turkey and legal provisions related to the Telecommunications Authority’s, Tax Authority’s and Competition Board’s recent decisions in Turkey, have been recognized.

The total impact of these charges was TRY256 million in the fourth quarter and TRY381 million in 2009, resulting in consolidated net income of TRY253 million and TRY1,702 million respectively.

(million TRY)	Q409	Q409	Q4 09	2009	2009	2009
	Before Impact	Impact	Reported	Before Impact	Impact	Reported
Revenues	2,321	(60)	2,261	8,936	-	8,936
Based on the Telecommunications Authority’s decisions
Reimbursement related to tariffs		(39)			-
Reimbursement to other operators		(21)			-
EBITDA	720	(38)	682	3,022	(44)	2,978
Lower revenues		(60)			-
Lower opex related to TA’s decisions / reversal on legal cases for 2009		22			9
Provision for dispute regarding international voice traffic		-			(53)
EBITDA margin	31.0%	0.8 pp	30.2%	33.8%	0.5 pp	33.3%
Net Profit	509	(256)	253	2,083	(381)	1,702
Negative impact on EBITDA		(38)			(44)
Goodwill Impairment for Belarus operations		(92)			(92)
Provision for dispute regarding international voice traffic		(2)			(76)
Provision for tax fine on distributor discounts in 2003 and 2004		(39)			(64)
Fixed Assets Write-off for Belarus operations		(27)			(27)
Competition Board’s penalty on mobile marketing services		(27)			(27)
Turkcell’s Other write-offs and reserves		(31)			(51)

Fourth Quarter and Full Year 2009 Results

Revenue: In the fourth quarter of 2009, revenue contracted by 3.0% year on year to TRY2,260.6 million. This decline resulted principally from customer reimbursements in the amount of TRY39 million and repayments to other operators of TRY 21 million based on the Telecommunications Authority’s decisions, and lower contributions from our consolidated subsidiaries.

For the full year, our revenue increased by 1.0% to TRY 8,936.4 million, mainly due to growth in our Turkish mobile business. Turkcell in Turkey recorded 1.9% revenue growth, reflecting the strong increase in usage, higher mobile data and services revenue and higher interconnect revenues. Our mobile data and services revenues increased by 13% in 2009 on consolidated basis. Lower revenue contribution from Astelit and Inteltek negatively impacted total revenue growth figure. Astelit’s revenues decreased by 20.0% to $351.1 million, driven by the significant depreciation of the local currency against the US dollar. In addition, lower commission rates at Inteltek, effective from March 1st, 2009, negatively impacted group revenue growth. Inteltek’s revenues decreased to TRY 66.8 million in 2009, compared to TRY 207.6 million in the previous year.

Direct cost of revenues: Direct cost of revenues including depreciation and amortization increased by 12.0% to TRY1,321.2 million in the fourth quarter of 2009. During the same period, direct cost of revenues as a percentage of total revenues increased to 58.4% from 50.6% in the fourth quarter of 2008. This was due to the increase in interconnection costs (6.0 pp) as a result of increasing off-net traffic and increase in depreciation and amortization expenses due to fixed asset write-offs related to operations in Belarus and Turkey (3.4 pp) as a percentage of revenues.

In 2009, direct cost of revenues including depreciation and amortization increased by 10.1% compared to the prior year. As a percentage of revenue it increased from 49.0% to 53.4% by 4.4 pp, mainly due to higher interconnection costs (3.3 pp), and an increase in network-related expenses (0.8 pp) and increase in depreciation and amortization expenses (0.4 pp) as a percentage of revenues.

Administrative expenses: General and administrative expenses as a percentage of revenue increased slightly by 0.6 percentage points to 5.4% in the fourth quarter of 2009 and by 0.2 percentage points to 4.7% in 2009, mainly due to higher bad debt expenses resulting from the increasing number of post-paid subscribers.

Selling and marketing expenses:Selling and marketing expenses decreased by 2.2 pp to 18.4% as a percentage of revenue in the fourth quarter of 2009. This decrease was mainly due to lower advertising expenses compared to the fourth quarter of 2008 when MNP started, and lower selling expenses due to lower starter pack sales.

For the full year, selling and marketing expenses as a percentage of revenue decreased by 0.7 pp to 18.8% mainly due to lower advertising and selling expenses, which were partially offset by the higher frequency usage fee paid for prepaid subscribers.

EBITDA1: In the fourth quarter, EBITDA in nominal terms decreased by 11.5% to TRY681.9 million from TRY 770.2 million in the same period of 2008 and the EBITDA margin by 2.8 pp to 30.2% from 33.0%. Of

_________________________

1  EBITDA is a non-GAAP financial measure. See pages 14-15 for the reconciliation of EBITDA to net cash from operating activities.

Fourth Quarter and Full Year 2009 Results

the total decrease, 0.8 pp was related to the impact of reimbursements and repayments to the other operators and higher interconnection costs, which were partially offset by lower selling and marketing expenses.

In 2009, nominal EBITDA decreased by 8.5% to TRY2,978.4 million, while the EBITDA margin decreased from 36.8% in 2008 to 33.3%. This was mainly due to a 4.4 pp increase in the direct cost of revenues, of which 0.5 pp is related to the provision recorded due to Turkcell’s ongoing dispute regarding international voice traffic, and 0.2 pp increase in general and administrative expenses. These factors were partially offset by a 0.7 pp lower selling and marketing expenses as a percentage of revenues.

Share of profit of equity accounted investees: Our share in the net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, decreased by 2.2% to TRY39.3 million in the fourth quarter of 2009 and down 10.3% to TRY118.8 million for the full year, mainly due to the lower net income contribution from Fintur driven by exchange rate fluctuations.

The results of our 50%-owned subsidiary A-Tel impacted two items in our financial statements. A-Tel’s revenue generated from Turkcell, amounting to TRY13.6 million in the fourth quarter and TRY56.8 million for the full year, is netted out from the selling and marketing expenses in our consolidated financial statements in proportion to our ownership. The difference between the total net impact of A-Tel and the amount netted out from selling and marketing expenses amounted to TRY9.0 million in the fourth quarter and TRY63.6 million in 2009 and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Net finance income/(expense): In the fourth quarter of 2009, we recorded net finance income of TRY108.4 million compared to a net finance expense of TRY71.6 million in the same period of 2008, mainly due to a TRY63.5 million translation gain in the fourth quarter of 2009 as opposed to a TRY183.5 million translation loss in the same period of 2008 and despite lower interest income as a result of decrease in interest rates.

In 2009, we recorded net finance income of TRY223.8 million compared to net finance income of TRY348.6 million in 2008. Net finance income decreased by 35.8% year-on-year as a result of lower interest income due to decrease in interest rates and higher interest expenses on borrowings and provisions related interest expenses in 2009.

Income tax expense: The total taxation charge in the fourth quarter of 2009 decreased to TRY 117.0 million, from TRY207.9 million in the same quarter of last year.

The total tax charge of TRY133.5 million was related to current tax charges, while deferred tax income of TRY16.5 million was recorded.

For 2009, the total taxation charge decreased by 24.4% to TRY 529.1 million as a result of a decrease in profit before tax. Of the total tax charge for 2009, TRY544.9 million is related to current tax charges whilst the deferred tax income totaled TRY15.8 million.

Fourth Quarter and Full Year 2009 Results

million TRY)	Quarter			Year
	Q408	Q409	y/y % chg	2008	2009	y/y % chg
Current tax expense	(191.3)	(133.5)	(30.2%)	(714.6)	(544.9)	(23.7%)
Deferred Tax income / (expense)	(16.6)	16.5	(199.4%)	14.9	15.8	6.0%
Income Tax expense	(207.9)	(117.0)	(43.7%)	(699.7)	(529.1)	(24.4%)

Net income: In the fourth quarter, net income decreased by 45.3% year-on-year to TRY252.8 million due to the lower EBITDA, the impact of provisions, impairment charges and fixed assets write-offs, as well as decrease in minority income from Astelit despite the increase in net finance income. During the fourth quarter, we recorded a TRY39 million provision related to the tax fine on distributor discounts in 2004. The Competition Board’s penalty regarding mobile marketing services of TRY27 million also negatively impacted our net income. In addition, goodwill impairment of TRY92 million and a fixed asset write-off of TRY 27 million related to our operation in Belarus, and Turkcell’s other write-offs and provisions (TRY33 million) were among other items leading to the decline in our net income.

In 2009, net income decreased by 25.9% to TRY1,701.6 million. In addition to lower EBITDA, legal provisions, impairment charges and fixed asset write-offs recorded in the fourth quarter and decrease in minority income from Astelit and decrease in net finance income were the main reasons behind this trend. For the full year total impact of legal provisions, impairments and fixed asset write-offs was TRY 381 million.

(million TRY)	Q4	FY
Net Income 2008	462	2,297
EBIT	(159)	(325)
Best (Belarus operation) goodwill impairment	(92)	(92)
Provisions under EBIT	(76)	(195)
The Competition Board’s penalty regarding mobile marketing services	(27)	(27)
Provision for tax fine on distributor discounts	(39)	(64)
Provision for dispute regarding international voice traffic	(2)	(76)
Provision for dispute on Turk Telekom transmission lines leases	(8)	(28)
Translation gain /(loss)	247	96
Taxation	91	171
Astelit (Ukraine operation) minority income	(143)	(183)
Others	(77)	(67)
Net Income 2009	253	1,702

Total Debt: Consolidated debt amounted to TRY 2,276.6 million as of December 31, 2009, increasing from TRY 1,722.4 million as of September 30, 2009. TRY808.0 million of this was related to Turkcell’s Ukrainian operations. TRY1,586.7 million of our consolidated debt is at a floating rate and TRY1,040.2 million will mature in less than a year. During 2009, our debt/annual EBITDA ratio increased to 76.4%.

(million TRY)	Quarter		Year
Consolidated Cash Flow	Q408	Q409	2008	2009
EBITDA	770	682	3,255	2,978
LESS:
Capex and License	(486)	(637)	(1,222)	(2,664)
Turkcell	(246)	(269)	(587)	(1,823)
Ukraine	(37)	(163)	(236)	(325)
Investment & Marketable Securities	71	(151)	(325)	(232)
Net Interest Income/Expense	112	45	445	224
Other	519	288	(184)	(596)
Net Change in Debt	56	518	5	1,119

Fourth Quarter and Full Year 2009 Results

Dividend paid	-	-	(649)	(1,098)
Cash Generated	1,042	745	1,325	(269)
Cash Balance	4,930	4,661	4,930	4,661

Cash Flow Analysis: Capital expenditures in the fourth quarter of 2009 amounted to TRY637.2million, of which TRY268.8 million was related to Turkcell Turkey, TRY163.4 million to our Ukrainian operations, TRY28.9million to our Belarusian operations and TRY125.6 million to Superonline.

In 2009, major cash outflows were the capital expenditures and dividend payment. In 2009, our capital expenditures totaled TRY2,664.0 million, of which TRY1,823.1 million (including the 3G license fee) was related to Turkcell Turkey, TRY325.2 million to our Ukrainian operations, 131.9 million to our Belarusian operations, and TRY259.5 million to Superonline. In 2009, we also paid a record cash dividend of TRY1,098 million to our shareholders.

Operational Review

Summary of Operational Data (Turkcell Turkey)	Quarter			Year
	Q408	Q409	y/y % chg	2008	2009	y/y % chg

Number of total subscribers (million)	37.0	35.4	(4.3%)	37.0	35.4	(4.3%)
Number of postpaid subscribers (million)	7.5	9.4	25.3%	7.5	9.4	25.3%
Number of prepaid subscribers (million)	29.5	26.0	(11.9%)	29.5	26.0	(11.9%)

ARPU (Average Monthly Revenue per User), blended (US$)	12.6	12.5	(0.8%)	14.5	12.0	(17.2%)
ARPU, postpaid (US$)	30.7	26.3	(14.3%)	36.8	26.6	(27.7%)
ARPU, prepaid (US$)	8.1	7.7	(4.9%)	9.1	7.5	(17.6%)

ARPU, blended (TRY)	18.6	18.6	0.0%	18.4	18.5	0.5%
ARPU, postpaid (TRY)	45.2	39.0	(13.7%)	46.6	41.0	(12.0%)
ARPU, prepaid (TRY)	11.9	11.5	(3.4%)	11.6	11.6	0.0%

Churn (%)	6.2%	9.7%	3.5 p.p.	23.8%	32.6%	8.8 p.p.

MOU (Average Monthly Minutes of usage per subscriber), blended	108.2	153.6	42.0%	95.9	134.3	40.0%

Subscribers: Our subscriber base in Turkey totaled 35.4 million as of December 31, 2009, down by 1.7% compared to the third quarter of 2009 and by 4.3% on an annual basis. However, our continuing value focus throughout the year and efforts to increase switches from prepaid to postpaid resulted in a 25.3% increase in our post-paid subscriber base to 9.4 million, from 7.5 million a year earlier. At the same time, our prepaid subscriber base declined by 11.9% to 26.0 million, from 29.5 million a year earlier. In total, the postpaid subscriber base made up 26.6% of our overall subscriber base, up from 20.2% in the same period last year.

Fourth Quarter and Full Year 2009 Results

In the fourth quarter, we added 278,000 net new postpaid subscribers, but recorded a net subscriber loss of 626,000 due to the continuing contraction in the Turkish mobile market which resulted principally from decreasing multiple SIM card usage.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In the fourth quarter of 2009, our churn rate slightly improved to 9.7%, down from 10.2% a quarter ago. Our annual churn rate increased by 8.8 percentage points to 32.6% (23.8% a year ago), mainly due to the intensifying competition in the Turkish market along with MNP implementation in November 2008. The majority of the churners were low ARPU generating prepaid subscribers.

MoU: MoU continued to increase and up by 3.4% compared to the third quarter of 2009 to 153.6 minutes in the fourth quarter, mainly due to the positive impact of new and existing tariffs and offers despite seasonal trends.

MoU increased by 40.0% on an annual basis to 134.3 minutes in 2009, up from 95.9 minutes in 2008, as a result of the positive impact of our successful tariffs and communication campaigns.

ARPU: In the fourth quarter of 2009 and in 2009 as a whole, TRY-based blended ARPU remained at similar levels compared to the previous year at TRY18.6 and TRY18.5, respectively, despite decreasing interconnection rates.

Postpaid ARPU in TRY terms decreased by 13.7% to TRY39.0 in the fourth quarter of 2009 and by 12.0% to TRY41.0 in 2009 year-on-year, mainly due to an increase in subscriptions to minute packages and data lines as well as the reimbursement due to the Telecommunications Authority’s decision on maximum pricing.

Prepaid ARPU decreased slightly by 3.4% to TRY11.5 in the fourth quarter of 2009 and remained flat compared to a year ago at TRY11.6 in 2009, mainly due to the positive impact of our of new tariffs and campaigns.

Regulatory Environment

On April 10, 2009, the Telecommunications Authority revised termination rates for the Turkish market and reduced Turkcell’s Mobile Termination Rates (“MTR”) by 28% to TRY0.0655 from TRY0.091. In February 2010, the Telecommunications Authority announced new rates, reducing Turkcell’s MTR by a further 52% to TRY0.0313 effective as of April 1, 2010.

The Authority also adjusted maximum prices in 2009 to TRY0.65/min and set a lower limit that applies to each of Turkcell’s retail tariff packages by stating that the weighted average on-net price of a tariff package shall not be less than Turkcell’s weighted average call termination rate. Additionally, the Telecommunications Authority revised maximum prices in February 2010 down to TRY0.40/min effective as of April 1, 2010.

Dividend Distribution

We have been distributing dividends for the last six years in line with the dividend policy of our company.

Fourth Quarter and Full Year 2009 Results

On March 10, 2010, the Turkcell Board of Directors decided to propose distribution of cash dividends in an amount of approximately TRY859 million (approximately US$561 million as of March 10, 2010). This dividend proposal is to be evaluated and decided upon at the Ordinary General Assembly of Shareholders to be held on April 29, 2010.

This corresponds to 50.1% of Turkcell’s distributable net income of 2009 and represents a net and gross cash dividend of TRY0.3905723 (approximately $0.2548596 as of March 10, 2010) per ordinary share with a nominal value of TRY1 and approximately TRY0.97643075 (approximately $0.6371489 as of March 10, 2010) per ADR.

Turkcell Group Subscribers

We had approximately 62.7 million GSM subscribers as of December 31, 2009. This figure is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. This figure includes the total number of GSM subscribers in Astelit, BeST, in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur.

Turkcell Group Subscribers (million)	Quarter			Year
	Q408	Q409	y/y % chg	2008	2009	y/y % chg
Turkcell	37.0	35.4	(4.3%)	37.0	35.4	(4.3%)
Ukraine	11.2	12.2	8.9%	11.2	12.2	8.9%
Fintur	12.8	13.6	6.3%	12.8	13.6	6.3%
Northern Cyprus	0.3	0.3	0.0%	0.3	0.3	0.0%
Belarus	0.2	1.2	500.0%	0.2	1.2	500.0%
TURKCELL GROUP	61.5	62.7	2.0%	61.5	62.7	2.0%

International Operations

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

▪	Ukraine was one of countries hit hardest by the global economic crisis of 2009.
▪

Ukraine GDP contracted by approximately 15%, adversely affecting the telecommunications market. Hrvynia depreciated against the US dollar by approximately 47.7% in 2009 compared to 2008 and thus impacted Astelit’s financial results in US$ terms.

▪

In the fourth quarter of 2009, Astelit’s revenue decreased by 16.2% to $92.8 million compared to the fourth quarter of 2008. In local currency, revenues increased year-on-year by 10.3% in the fourth quarter.

▪

In 2009, Astelit’s revenue in US$ terms decreased by 20.0% to $351.1 million compared to the previous year, mainly due to the depreciation of the local currency against the US dollar. However, the Company increased its revenue by 19.5% compared to 2008 in local currency terms in 2009.

Fourth Quarter and Full Year 2009 Results

▪

Astelit recorded EBITDA[2] of $20.2 million in 2009 and $6.9 million in the fourth quarter of 2009. The EBITDA margin decreased by 1.7 percentage points to 5.7% in 2009, from 7.4% in 2008, mainly due to increasing share of interconnection costs as a percentage of revenue. EBITDA margin also decreased by 6.4 percentage points in the fourth quarter of 2009, down from 13.8% in the fourth quarter of 2008.

▪	Astelit’s subscribers reached 12.2 million from 11.2 million in 2008. The 3 month active subscriber base grew by 9.9% year-on-year.
▪	The 3 month active ARPU decreased by 39.3% on an annual basis, in accordance with the lower revenue.
▪	In 2009, MoU increased by 6.5% to 158.7 minutes.

2009 has been a year of challenges for Ukraine due to the global macro economic crisis and ongoing political uncertainties. We believe that the difficult market conditions and the political uncertainties will continue to prevail in 2010. However, for the long term we are optimistic about the Ukranian market and will continue to invest in Astelit to improve our market position whilst maintaining our focus on profitability.

Summary Data for Astelit	Quarter			Year
	Q408	Q409	y/y % chg	2008	2009	y/y % chg

Number of subscribers (million)
Total	11.2	12.2	8.9%	11.2	12.2	8.9%
Active (3 months)[1]	7.1	7.8	9.9%	7.1	7.8	9.9%

MoU (minutes)	155.8	158.2	1.5%	149.0	158.7	6.5%
Average Revenue per User
(ARPU) in US$
Total	3.4	2.6	(23.5%)	3.6	2.5	(30.6%)
Active (3 months)	5.7	4.0	(29.8%)	6.1	3.7	(39.3%)

Revenue (UAH)	672.2	741.7	10.3%	2,292.7	2,740.0	19.5%

Revenue (US$)	110.7	92.8	(16.2%)	438.7	351.1	(20.0%)
EBITDA[2] (US$)	15.3	6.9	(54.9%)	32.3	20.2	(37.5%)
EBITDA margin	13.8%	7.4%	(6.4)pp	7.4%	5.7%	(1.7)pp
Net Loss (US$)	(251.2)	(25.2)	90.0%	(326.5)	(111.8)	65.8%
Capex (US$)	5.2	106.8	1,953.8%	155.8	216.0	38.6%

Fintur

Turkcell holds a 41.45% stake in Fintur and through Fintur has interests in Mobile operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

_________________________

2  EBITDA is a non-GAAP financial measure. See pages 14-15 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.

Fourth Quarter and Full Year 2009 Results

FINTUR	YE 2008	YE 2009	YE 2009 - YE 2008
			% Chg
Subscriber (million)
Kazakhstan	7.1	7.2	1.4%
Azerbaijan	3.5	3.8	8.6%
Moldova	0.6	0.7	16.7%
Georgia	1.6	1.9	18.8%
TOTAL	12.8	13.6	6.3%
Revenue (US$ million)
Kazakhstan	1,011.1	863.3	(14.6%)
Azerbaijan	537.4	500.9	(6.8%)
Moldova	63.0	63.3	0.5%
Georgia	210.0	174.8	(16.8%)
Other*	1.6	2.7	68.8%
TOTAL	1,823.1	1,605.0	(12.0%)

(*)includes intersegment eliminations

In 2009, Fintur maintained its market positions despite the tough economic environment. However Fintur’s consolidated revenue decreased by 12.0% on an annual basis to US$1,605 million in 2009 due to exchange rate fluctuations.  Fintur added approximately 0.8 million net new subscribers in 2009 with its total subscriber base reaching 13.6 million.

We account for our investment in Fintur using the equity method. Fintur’s contribution to income was US$119.6 million in 2009.

Fourth Quarter and Full Year 2009 Results

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL US$ million	Q4 2008	Q4 2009	Q4 2009- Q4 2008 % Chg	YE 2008	YE 2009	YE 2009 - YE 2008 %Chg

EBITDA	524.5	459.1	(12.5%)	2,580.3	1,925.4	(25.4%)
Income tax expense	(144.3)	(78.7)	(45.5%)	(549.8)	(340.1)	(38.1%)
Other operating income/(expense)	(0.5)	(90.6)	18,020.0%	(15.6)	(85.2)	446.2%
Financial income	5.1	(3.9)	(176.5%)	11.2	1.0	(91.1%)
Financial expense	(38.7)	(60.0)	55.0%	(80.2)	(188.3)	134.8%
Net increase/(decrease) in assets and liabilities	249.5	178.7	(28.4%)	(271.5)	(17.9)	(93.4%)
Net cash from operating activities	595.6	404.6	(32.1%)	1,674.4	1,294.9	(22.7%)

EUROASIA (Astelit) US$ million	Q4 2008	Q4 2009	Q4 2009- Q4 2008 % Chg	YE 2008	YE 2009	YE 2009 - YE 2008 %Chg

EBITDA	15.3	6.9	(54.9%)	32.3	20.2	(37.5%)
Other operating income/(expense)	(0.4)	(0.4)	(.0%)	0.2	1.7	750.0%

Fourth Quarter and Full Year 2009 Results

Financial income	1.7	0.8	(52.9%)	6.3	2.0	(68.3%)
Financial expense	(12.9)	(13.9)	7.8%	(43.0)	(32.7)	(24.0%)
Net increase/(decrease) in assets and liabilities	(55.9)	18.6	(133.3%)	42.8	75.1	75.5%
Net cash from operating activities	(52.2)	12.0	(123.0%)	38.6	66.3	71.8%

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2007 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading communications and technology company in Turkey with 35.4 million postpaid and prepaid customers and a market share of approximately 56% as of December 31, 2009 (Source: the Authority). Turkcell provides high quality data and voice services to approximately 70% of the Turkish population with its 3G and EDGE technology supported network. Turkcell reported TRY 8.9 billion ($ 5.8 billion) net revenue for the year ended December 31, 2009 and its total assets reached TRY 14.0 billion ($ 9.3 billion) as of December 31, 2009. Turkcell is the only Turkish operator among the global operators to have implemented HSDPA+ and has become one of the first operators in the world to reach to 42.2 Mbps speed with its 3G network, as of March 5th 2010. Turkcell is a leading regional player and has interests in international mobile operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine which, together with its Turkish operations, had approximately 62.7 million subscribers as of December 31, 2009. Turkcell has been listed on the NYSE and the ISE since July 2000 and is the only NYSE-listed company in Turkey and is among the top 15% companies listed on NYSE by its size. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float. Read more at http://www.turkcell.com.tr/en

Fourth Quarter and Full Year 2009 Results

For further information please contact Turkcell

Corporate Affairs

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor Relations	Filiz Karagul Tuzun, Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr

investor.relations@turkcell.com.tr

EXHIBIT 99.2

TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	12 months	12 months
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2009	2009	2008	2009

Consolidated Statement of Operations Data
Revenues
Communication fees	1,457.8	1,536.3	1,456.1	6,576.9	5,557.3
Commission fees on betting business	44.4	7.0	15.6	176.2	42.7
Monthly fixed fees	12.6	10.2	10.8	65.1	42.5
Simcard sales	7.1	6.6	4.7	28.2	22.9
Call center revenues and other revenues	63.1	27.8	33.9	124.0	124.6
Total revenues	1,585.0	1,587.9	1,521.1	6,970.4	5,790.0
Direct cost of revenues	(801.4)	(836.4)	(888.7)	(3,409.0)	(3,097.1)
Gross profit	783.6	751.5	632.4	3,561.4	2,692.9
Administrative expenses	(75.8)	(67.6)	(82.0)	(309.3)	(273.1)
Selling & marketing expenses	(326.2)	(289.0)	(280.4)	(1,351.7)	(1,085.1)
Other Operating Income / (Expense)	12.6	7.0	(115.6)	(3.9)	(110.3)

Operating profit before financing costs	394.2	401.9	154.4	1,896.5	1,224.4
Finance expense	(88.8)	(70.5)	(14.4)	(136.8)	(187.5)
Finance income	47.3	69.3	87.4	442.1	329.6
Share of profit of equity accounted investees	28.6	27.2	26.4	103.0	78.4
Income before taxes and minority interest	381.3	427.9	253.8	2,304.8	1,444.9
Income tax expense	(144.3)	(93.8)	(78.7)	(549.8)	(340.1)
Income before minority interest	237.0	334.1	175.1	1,755.0	1,104.8
Minority interest	82.8	(1.2)	(4.0)	81.8	(10.8)
Net income	319.8	332.9	171.1	1,836.8	1,094.0

Net income per share	0.145344	0.151330	0.077754	0.834920	0.497269

Other Financial Data

Gross margin	49%	47%	42%	51%	47%
EBITDA(*)	524.5	545.4	459.1	2,580.3	1,925.4
Capital expenditures	210.7	326.1	401.7	808.2	1,769.3

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,259.8	2,642.3	3,095.5	3,259.8	3,095.5
Total assets	8,067.9	8,875.2	9,320.8	8,067.9	9,320.8
Long term debt	130.0	560.5	821.2	130.0	821.2
Total debt	785.9	1,162.2	1,512.0	785.9	1,512.0
Total liabilities	2,624.3	3,107.9	3,424.6	2,624.3	3,424.6
Total equity	5,443.6	5,767.3	5,896.2	5,443.6	5,896.2

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 11
** For further details, please refer to our consolidated financial statements and notes as at 31 December 2009 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 months	12 months
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2009	2009	2008	2009

Consolidated Statement of Operations Data
Revenues
Communication fees	2,144.3	2,291.0	2,164.2	8,335.0	8,575.7
Commission fees on betting business	65.0	10.5	23.0	224.6	66.1
Monthly fixed fees	18.5	15.2	16.1	82.1	66.0
Simcard sales	10.5	9.9	6.9	35.9	35.3
Call center revenues and other revenues	93.3	41.4	50.4	167.0	193.3
Total revenues	2,331.6	2,368.0	2,260.6	8,844.6	8,936.4
Direct cost of revenues	(1,179.6)	(1,246.9)	(1,321.2)	(4,333.6)	(4,769.3)
Gross profit	1,152.0	1,121.1	939.4	4,511.0	4,167.1
Administrative expenses	(111.6)	(100.8)	(122.0)	(393.8)	(421.2)
Selling & marketing expenses	(481.0)	(430.9)	(416.8)	(1,722.2)	(1,676.2)
Other Operating Income / (Expense)	19.5	10.4	(172.5)	(0.6)	(164.6)

Operating profit before financing costs	578.9	599.8	228.1	2,394.4	1,905.1
Finance expense	(161.0)	(103.0)	(21.5)	(219.5)	(287.1)
Finance income	89.4	101.2	129.9	568.1	510.9
Share of profit of equity accounted investees	40.2	40.5	39.3	132.5	118.8
Income before taxes and minority interest	547.5	638.5	375.8	2,875.5	2,247.7
Income tax expense	(207.9)	(139.9)	(117.0)	(699.7)	(529.1)
Income before minority interest	339.6	498.6	258.8	2,175.8	1,718.6
Minority interest	122.7	(1.8)	(6.0)	121.2	(17.0)
Net income	462.3	496.8	252.8	2,297.0	1,701.6

Net income per share	0.210145	0.225844	0.114911	1.044141	0.773472

Other Financial Data

Gross margin	49%	47%	42%	51%	47%
EBITDA(*)	770.2	813.7	681.9	3,255.1	2,978.4
Capital expenditures	486.3	433.2	637.2	1,222.2	2,664.0

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,929.8	3,915.9	4,660.9	4,929.8	4,660.9
Total assets	12,201.1	13,153.0	14,034.3	12,201.1	14,034.3
Long term debt	196.6	830.7	1,236.4	196.6	1,236.4
Total debt	1,188.6	1,722.4	2,276.6	1,188.6	2,276.6
Total liabilities	3,968.7	4,605.9	5,156.4	3,968.7	5,156.4
Total shareholders’ equity / Net Assets	8,232.4	8,547.1	8,877.9	8,232.4	8,877.9

** For further details, please refer to our consolidated financial statements and notes as at 31 December 2009 on our web site.

EXHIBIT 99.3

TURKCELL ILETISIM HIZMETLERI A.S. CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 months	12 months
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2009	2009	2008	2009

Consolidated Statement of Operations Data
Revenues
Communication fees	2,144.3	2,291.0	2,164.2	8,335.0	8,575.7
Commission fees on betting business	65.0	10.5	23.0	224.6	66.1
Monthly fixed fees	18.5	15.2	16.1	82.1	66.0
Simcard sales	10.5	9.9	6.9	35.9	35.3
Call center revenues and other revenues	93.3	41.4	50.4	167.0	193.3
Total revenues	2,331.6	2,368.0	2,260.6	8,844.6	8,936.4
Direct cost of revenues	(1,176.4)	(1,243.2)	(1,316.1)	(4,314.7)	(4,752.6)
Gross profit	1,155.2	1,124.8	944.5	4,529.9	4,183.8
Administrative expenses	(111.6)	(100.8)	(122.0)	(393.8)	(421.2)
Selling & marketing expenses	(481.0)	(430.9)	(416.8)	(1,722.2)	(1,676.2)
Other Operating Income / (Expense)	20.0	9.8	(170.3)	0.2	(162.3)

Operating profit before financing costs	582.6	602.9	235.4	2,414.1	1,924.1
Finance expense	(161.0)	(103.0)	(21.5)	(219.5)	(287.1)
Finance income	89.4	101.2	129.9	568.1	510.9
Share of profit of equity accounted investees	40.2	40.5	39.3	132.5	118.8
Income before taxes and minority interest	551.2	641.6	383.1	2,895.2	2,266.7
Income tax expense	(208.7)	(140.4)	(118.4)	(703.6)	(533.0)
Income before minority interest	342.5	501.2	264.7	2,191.6	1,733.7
Minority interest	122.7	(1.8)	(5.9)	121.2	(17.0)
Net income	465.2	499.4	258.8	2,312.8	1,716.7

Net income per share	0.211456	0.226996	0.117634	1.051273	0.780325

Other Financial Data

Gross margin	50%	48%	42%	51%	47%
EBITDA(*)	770.2	813.7	681.9	3,255.2	2,978.9
Capital expenditures	486.3	433.2	637.2	1,222.2	2,664.0

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,929.8	3,915.9	4,660.9	4,929.8	4,660.9
Total assets	12,127.2	13,090.4	13,978.9	12,127.2	13,978.9
Long term debt	196.6	830.7	1,236.4	196.6	1,236.4
Total debt	1,188.6	1,722.4	2,276.6	1,188.6	2,276.6
Total liabilities	3,955.1	4,594.9	5,146.7	3,955.1	5,146.7
Total shareholders’ equity / Net Assets	8,172.1	8,495.5	8,832.2	8,172.1	8,832.2

** For further details, please refer to our consolidated financial statements and notes as of 31 December 2009 on our web site.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 17, 2010	By:	/s/ Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 17, 2010	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor Relations